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                                                              EXHIBIT (4)(b)(xi)

                               [LOGO] METLIFE(R)

                      Metropolitan Life Insurance Company
                  One Madison Avenue, New York, NY 10010-3690

                                  ENDORSEMENT
                                  -----------

Effective immediately, the certificate to which this endorsement is attached is amended as follows:

1. BY ADDING THE FOLLOWING ITEM TO QUESTION [ ] "HOW DO FEDERAL INCOME TAX RULES AFFECT MY CERTIFICATE?":

     [e]. Notwithstanding any provision of this certificate to the contrary that would otherwise limit an election under this item [(e)], you (or your surviving spouse or former spouse who is an alternate payee under a qualified domestic relations order, as defined in Section 414(p) of the Code), hereinafter referred to as distributee, may elect at the time and in the manner prescribed by MetLife as payor [and, if applicable, the Plan Administrator] to have any portion of an eligible rollover distribution paid directly to an eligible retirement plan you specify in a direct rollover. A direct rollover is a payment under this certificate to the eligible retirement plan specified by the distributee. An eligible rollover distribution from this certificate is the taxable portion of any distribution to you, except that an eligible rollover distribution does not include the following: (a) any distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy of the distributee or the joint lives or joint life expectancies) of the distributee and his or her designated beneficiary; (b) any distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) for a specified period of 10 years or more; (c) any distribution to the extent such distribution is required under Section 401(a)(9) of the Code; or (d) the portion of any distribution that is not includible in gross income. An eligible retirement plan is an individual retirement account as described in Section 408(a) of the Code, an individual retirement annuity as described in Section 408(b) of the Code, or a tax-sheltered annuity as described in Section 403(b) of the Code, that accepts your eligible rollover distribution. However, in the case of an eligible rollover distribution to your surviving spouse, an eligible retirement plan is an individual retirement account or individual retirement annuity.


G.20361
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                                      -2-

[2. BY LIBERALIZING THE 10% FREE CORRIDOR DESCRIBED IN QUESTION [ ] " CAN I MAKE WITHDRAWALS?"

     (a) You may now utilize the 10% free-corridor by taking multiple withdrawals during the certificate year, i.e. the free-corridor no longer has to be taken as the first withdrawal during a certificate year.

     (b) The 10% free-corridor is based on your entire account balance and is also available even if you have an outstanding loan balance.

          For example, if in any certificate year your account balance is $20,000 and you have an outstanding loan balance of $5,000, the maximum amount that may be withdrawn under this provision (assuming no prior withdrawals during that certificate year) is $2,000 (i.e., 10% of $20,000). If the maximum amount is withdrawn on the first withdrawal, no further withdrawals are permitted under this provision during that certificate year. If less than the maximum amount is taken on the first withdrawal (say $1,000 or 5% of your account balance), then subsequent withdrawals without a withdrawal charge during the certificate year will be permitted. If at the time of the next withdrawal within the same certificate year your account balance is $19,000, then the maximum additional amount that may be withdrawn under this provision is $950 (i.e., 5% of $19,000). Thus, in this example, there would have been two withdrawals of 5% each for a total of 10% during the certificate year.]

G.20361